                                                      OMB APPROVAL
                             UNITED STATES            OMB NUMBER:  3235-0145
                  SECURITIES AND EXCHANGE COMMISSION  EXPIRES: OCTOBER 31, 1997
                        WASHINGTON, D. C. 20549       ESTIMATED AVERAGE BURDEN
                                                      HOURS PER RESPONSE..14.90

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.     3     ) *
                                        ----------


                            Cover-All Technologies, Inc.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                               Common, $0.01 par value
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     934467 10 1
                   -----------------------------------------------
                                    (CUSIP Number)

                       Alan J. Perkins, Gardere & Wynne, L.L.P.
--------------------------------------------------------------------------------
          1601 Elm Street, Suite 3000, Dallas, Texas  75201  (214) 999-3000
--------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                    March 31, 1997
                   -----------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D


CUSIP NO.   934467 10 1                               Page  2  of  6  Pages
        ------------------                                 ---    ---

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Software Investments Limited
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                 (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS *

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                 [  ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    British Virgin Islands
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
NUMBER OF          4,014,296
SHARES        -----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
OWNED BY
EACH          -----------------------------------------------------------------
REPORTING      9   SOLE DISPOSITIVE POWER
PERSON             4,014,296
WITH          -----------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,014,296
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [  ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.01%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON *

    CO
--------------------------------------------------------------------------------


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP NO.     934467 10 1                             Page  3  of  6  Pages
         -------------------                               ---    ---

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Care Corporation Limited
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                 (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS *

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                    [  ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    British Virgin Islands
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
NUMBER OF          2,500,000
SHARES        -----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
OWNED BY
EACH          -----------------------------------------------------------------
REPORTING      9   SOLE DISPOSITIVE POWER
PERSON             2,500,000
WITH          -----------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,500,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [  ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.96%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON *

    CO
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

    This Amendment No. 3 ("Amendment No. 3") to the Statement on Schedule 13D dated as of April 3, 1996 (the "Statement"), as amended by Amendment No. 1 to the Statement dated as of April 30, 1996, and Amendment No. 2 to the Statement dated as of March 14, 1997, is being filed to reflect the change in form of beneficial ownership of certain shares of Common Stock, $0.01 par value (the "Common Stock"), of Cover-All Technologies, Inc., a Delaware corporation formerly known as Warner Insurance Services, Inc. (the "Company"), owned by Software Investments Limited ("SIL") and Care Corporation Limited ("Care").

ITEM 4.  PURPOSE OF TRANSACTION.

    SIL and Care are holding their shares of the Company's Common Stock for investment. SIL and Care have no present intention to cause the Company to engage in any extraordinary transactions; to sell or transfer any of the Company's material assets or the assets of its subsidiary; to effect any material change in the Company's business, or corporate structure; to effect any change in the Company's capitalization, dividend policy, or certificate of incorporation; or to delist or terminate the registration of any securities of the Company; but reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

    On March 14, 1997, the Company entered into a Convertible Note Purchase Agreement ("Note Purchase Agreement") with SIL, Atlantic Employers Insurance Company, a New Jersey corporation ("AEIC") and Roger D. Benson ("Benson" and, together with SIL and AEIC, the "Purchasers") pursuant to which each Purchaser invested $250,000.00, or an aggregate of $750,000.00, in the Company through the purchase of a 12.5% convertible Note ("Note") to provide the Company with interim financing while the Company negotiated for a minimum of $2,500,000.00 in permanent financing. Each Note was convertible into fully paid and nonassessable shares of Common Stock, par value $0.01 per share.

    On March 31, 1997, the Company entered into a permanent financing arrangement with Tandem Capital, a wholly owned subsidiary of Sirron Capital Corporation ("Tandem"). Pursuant to Section 7.2 of the Note Purchase Agreement, the following actions were taken (a) Alfred J. Moccia, Pamela J. Newman, Peter
R. Lasusa and Leonard Gubar have resigned as directors of the Company; (b) Ian Meredith (an officer and director of an affiliate of Care) was elected to the Board of Directors of the Company; and (c) the number of members constituting the Company's Board of Directors was reduced from eight to seven. As a result of the Company entering into the permanent financing arrangement with Tandem, the Company repurchased the Notes from each of the Purchasers.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) and (b):     The following sets forth the information required by Items
5(a) and (b):

    SIL is the beneficial owner of 3,817,421 shares of the Company's Common Stock and presently exercisable warrants to purchase 196,875 shares of Common Stock over which SIL has sole voting and dispositive power. The total number of shared of the Company's Common Stock beneficially owned by SIL is 4,014,296 shares, constituting 24.01% of the Company's Common Stock.

    Care is the beneficial owner of 2,500,000 shares of the Company's Common Stock, over which Care has sole voting and dispositive power. The 2,500,000 shares of Common Stock owned by Care constitute 14.96% of the issued and outstanding shares of Common Stock.

                                  Page 4 of 6 Pages

    (c) The only transactions in the Company's Common Stock effected by or for SIL and Care within the last 60 days are:

         1.   The following transactions were recorded by SIL:

                   The purchase of the Note on March 14,1997 which gives SIL the right to convert the Note into 250,000 shares of Common Stock for $250,000.00. The Note was repurchased by the Company on March 31, 1997 pursuant to the terms of the Note Purchase Agreement.

         2.   The following transactions were recorded by Care:

                   None.

    (d)  Not applicable.

    (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Not Applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Not Applicable


                                  Page 5 of 6 Pages

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATE: April 4, 1997

                                       SOFTWARE INVESTMENTS LIMITED


                                       By:/s/ Mark Johnston
                                          --------------------------------
                                         Director


                                       CARE CORPORATION LIMITED


                                       By:/s/ Mark Johnston
                                          --------------------------------
                                       Director



                                  Page 6 of 6 Pages